

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2017

Via E-mail
Jeff T. Wilson
Chief Financial Officer
Visualant, Inc.
500 Union Street, Suite 420
Seattle, WA   98101

> **Re: Visualant, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed January 13, 2017**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2016**
> **Filed April 13, 2017**
> **Form 10-Q for the Quarterly Period Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-37479**

Dear Mr. Wilson:

We have reviewed your April 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2016

Note 14 – Equity

Series B Redeemable Convertible Preferred Stock, page F-19

1.   We note the disclosure added in response to comment 3. You state that in addition to paying the institutional investor the sum of $505,000, the company issued 52,000

Jeff T. Wilson
Visualant, Inc.
May 4, 2017
Page 2

restricted shares of common stock valued at $169,000 for the conversion of the remaining preferred shares that the investor had purchased - i.e., 51 Series B preferred shares. Please address the following:

- Describe to us the terms of the conversion and reconcile the 52,000 shares disclosed in this note to the conversion reflected on the statement of stockholders' equity showing you issued 126,064 common shares with a dollar amount of $675,695.
- Cite the section of, or provide us with the relevant excerpt from, the First Amendment to the Stock Purchase Agreement that describes the conversion terms of the remaining preferred shares.
- As applicable, provide us a revised statement of stockholders' equity showing the corrected amounts.

2.   We note no changes to your consolidated statements of cash flows that are consistent with your response to comment 3. Please provide us with revised statements of cash flows for the reported periods showing the corrected disclosure.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 11 – Goodwill, page 14

3.   We note your response to comment 6. However, we also note the statement in your Form 8-K dated February 21, 2017 that you determined that your goodwill of $983,645 related to the 2010 acquisition of TransTech was impaired. Please show us how you calculated the $483,645 impairment charge relating to TransTech's goodwill. Provide us with a table showing the carrying values of all the assets and liabilities of TransTech as of the date of the impairment test and explain how you considered them in your calculation.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery